U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB
                                  Amendment #1


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             JANE BUTEL CORPORATION
                 ______________________________________________
                 (Name of Small Business Issuer in its charter)


            FLORIDA                                      65-0327060
_______________________________             ____________________________________
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


                              125 Second Street NW
                              Albuquerque, NM 87102
                    ________________________________________
                    (Address of principal executive offices)


                    Issuer's telephone number: (505) 243-2622
                    _________________________________________


           Securities to be registered under Section 12(b) of the Act:

                                      NONE


           Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK

                                     PART I


ITEM 1. BUSINESS.

We are filing this registration statement on Form 10-SB to register our common stock and thus become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934.

History

We were incorporated in the State of Florida in April 1992 under the name Institute for Strategic Business Development, Inc. to engage in the business of providing business consulting, planning and counseling services to small and medium sized businesses and as a resource center for business consultants. In December 1996 we acquired Earth Labs, Inc., a health and beauty aid company, and changed our name to Earth Labs, Inc. in January 1997. We cancelled the acquisition of this company later in 1997 with the consent of the shareholders of this company and the shares we issued were returned and cancelled. In January 1999 we acquired a majority interest in U'i Hawaii, Inc., a Hawaii corporation, which was seeking to develop a line of skin care products. This company was unable to bring any products to market due to insufficient working capital and we sold it in 2002. In September 2002 we acquired Tex-Mex, Inc., a New Mexico corporation. In October 2002 we changed our name to Jane Butel Corporation.

Our Business

Through our wholly-owned subsidiary, Tex-Mex, Inc., we offer products and services promoting the cuisine and lifestyle of the Southwest, including the Jane Butel Cooking School in Albuquerque, New Mexico and Jane Butel's Southwestern Kitchen television show. We market Jane Butel's Southwestern cookbooks and videos and are the exclusive distributor of Pecos Valley spices. We plan to develop additional products and services such as a cooking club and publishing division and to establish the Jane Butel brand as the premier source of high quality information related to Southwestern cuisine and lifestyle.

We depend on the leisure travel market for a good portion of our revenues and do not have a consistent record of profitable operations. We had a loss of $10,286 in the three months ended September 30, 2002 compared to net income of $36,042 for the three months ended September 30, 2001. Our independent auditor has modified its report on our financial statements to express concern about our ability to survive as a going concern.

Our offices are located at 125 Second Street NW, Albuquerque, New Mexico 87102 and our telephone number is 505-243-2622.

Although mainstream Americans seeking new and different tastes have made a number of ethnic or regional cuisines popular beyond their origins, in the late 1970's, the Southwestern taste was a distant third in popularity to Italian and Oriental (now Asian) cooking. The signs of the increasing popularity of Southwestern foods attracted Jane Butel's interest in the late 1970's while she was Vice President of Corporate Marketing at American Express. At that time she had already written the manuscript for her first Tex-Mex cookbook, which was published in 1980. She had been frequently tapped by food makers Ortega and Old El Paso for marketing assistance. She left her position with American Express in 1978 to establish Pecos Valley Spice Co. and to begin writing, consulting and teaching Southwestern cooking. In 1983, she opened the first vacation full-participation Southwestern cooking school in Santa Fe, New Mexico and moved it to Albuquerque, New Mexico in 1993.


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


Jane has now written and published 16 Southwestern cookbooks and the Jane Butel Cooking School has been cited as one of the four best in the world by Bon Appetit magazine, with a circulation of 1,230,626 per month. As a result of frequent appearances on such national TV shows as The Today Show, Good Morning America and Live! with Regis her status as an authority on Southwestern lifestyles and cooking has been established. Jane now has her own television series, "Jane Butel's Southwestern Kitchen", launching in the fall of 2002, on PBS. This show is offered to all PBS stations and is currently running on stations averaging 38% of the U.S. population. No individual PBS station is required to run our show.

Southwestern foods are now reported to be the most popular taste in America, according to Cahners Business Information in November 1999. In the U.S., tortillas now outsell all classes of breads--including muffins and bagels. Margaritas outsell all other cocktails. The Grocery Manufactures of America reported in December 1999 that salsa is the second most popular condiment (ketchup is number one) and grossed $1.6 billion in 1999, an increase of 196% over 1983. Part of this popularity can be attributed to the healthful aspects of salsas, tortillas and Southwestern foods in general. The increased popularity of Southwestern foods may not impact our revenues.

Our objective is to become a leading supplier of products, services and information related to Southwestern cuisine and lifestyle. Principal elements of our strategy include the following:

      o Expand awareness of the "Jane Butel" brand name as the premiere source of high quality information and products related to the Southwestern lifestyle and cuisine.

      o Leverage the "Jane Butel" brand name across a range of products and services related to the Southwestern lifestyle.

      o Expand our current services and products and introduce new ones on a timely basis.

We currently generate revenues form the following sources:

      o     Tuition from our cooking school programs

      o     Sale of Jane Butel cookbooks and videos

      o Sale of Pecos Valley Spice Co. products which include spices and utensils for Southwestern recipes, cooking kits, and other Southwestern cooking products.

Our product sales are made at the cooking school, on our web sites and through our mail order catalog. We also sell Jane Butel cookbooks through commercials and promotions associated with our television shows.

Our Cooking School Programs

The Jane Butel Southwestern Cooking School has a variety of programs to teach Southwestern cuisine preparation. We have programs for both amateurs and the more experienced cooks. However, we are not a professional culinary arts training school and our programs are not designed to train professional chefs. Our courses teach both the history and techniques of Southwestern cuisine.

Our cooking school is located in the La Posada Hotel in Albuquerque, New Mexico, which has been designated as a National Historic Landmark. We also use our cooking school location as the production studio for our television programs.

Our courses include a week long program which is ideal for those attending our cooking school in conjunction with a vacation. The class meets three hours each day for five days for hands on instruction and two evenings when the class dines together at local restaurants in Albuquerque.


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


Luncheon consists of the dishes prepared by the students each morning. The class includes preparation of classic dishes as well as newer innovations and low-fat methods. The advanced week long class is designed for the more serious cook and features preparation of more complicated recipes in subjects such as menu planning, party presentation, Southwestern ingredients, low-fat versions of Southwestern favorites, plating and presentation and recipe development and construction.

Our weekend course begins with a cocktail reception Friday evening followed by a four hour full participation class and six hour sessions on the following Saturday and Sunday.

Single day classes are offered in such subjects as culinary techniques and more specialized techniques covering a single subject such as sauces, meats and vegetables. Traditional New Mexican cooking, Southwestern grilling, Quick and Easy and Lite cooking are also offered. We also teach the University of New Mexico Continuing Education full participation classes. We also offer "lunch and learn" programs which are demonstration programs rather than full participation programs.

The following table sets forth the fees for the major programs we offer:

Course                        Days              Tuition
______                        ____              _______

Full Participation week long    5              $1995, includes 5 nights lodging
based on double occupancy

Full Participation weekend      3              $  995, includes 3 nights lodging
based on double occupancy

Day class                       1              $  250
week long or weekend

Full participation session      1              $  150

Demonstration classes           1              $40 to $55, depending on class

All of our programs require payment in full prior to taking the course. We do not offer financial aid.

Our school features six cooking areas so we can accommodate up to 18 students in each of our full participation courses. In our full participation courses each student can produce each of our recipes since there are no more than three students at each of our fully equipped cooking areas. Our demonstration programs can accommodate up to 50 students.


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


Additional programs

Besides our regularly scheduled courses, we also offer private group courses, team building classes, visiting chef demonstrations and culinary tours. Our week long courses are particularly geared towards vacationers seeking both instruction in Southwestern cooking and sightseeing in Albuquerque and Sante Fe. Because our classes are offered in the morning, this leaves time for such additional activities.

Retail sales

Jane Butel has authored 16 books on Southwestern cooking which are available for sale at our cooking school and our world wide website on the Internet. We purchase these books at author's discount from the publishers who are unaffiliated with Jane Butel Corporation. The retail area at the cooking school, which we call the Pantry features pure Pecos Valley Spice Co., chiles, herbs, spices, corn products, and hard-to-find equipment and gadgets for Southwestern cooking. Native pottery, Southwestern serving dishes and ready to eat items such as salsas are also stocked as well as the Jane Butel videos. Our food products, cookbooks and cooking videos may be purchased at our website www.janebutel.com and www.pecosvalley.com.

We also publish a catalog, which we call the Cookalog, which features most of the items available in the Pantry.

Jane Butel Cooking Videos

We have produced and offer for sale 12 videos each of which features preparation of Southwestern traditional menus. Information about Southwestern culture and history is presented along with preparation of the featured recipes. Each video is sold for $19.95 and the entire video collection is available for $199.95. They can be purchased at the school or on our web site.

Jane Butel's Southwestern Kitchen TV Series

Cooking shows have proven to be a popular staple on television, particularly the Public Broadcasting System stations, since the pioneering efforts of Julia Child. More recently, cable television networks have begun to offer food related programs, including at least one full time food channel and a number of lifestyle channels which feature food programs along with other offerings.

Jane Butel's Southwestern Kitchen TV series was developed after requests from public TV stations for Jane to do a show. The series features Jane's friendly, approachable style - proven successful in the over 4 million cookbooks she has sold and the reviews she received when the show was tested in Texas, Florida, North Carolina and Pennsylvania. Thirty shows have been completed and are in distribution.

The series was distributed first to America 1 Network, a 24 hour broadcast network that provides western and equestrian lifestyle based programming to over 130 broadcast affiliate stations across the U.S. and streaming video on its Internet site, starting December 1, 2001. PBS began airing the show September 7, 2002 and is currently being carried by 35 stations covering 38% of the U.S. population.


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


We are responsible for the cost of producing the series and own all the rights to the shows. Under our agreement with America 1 Network, we receive 50% of revenues from advertising after payment of sales commissions and agency fees from sale of five minutes of commercial time on each half-hour show. Two minutes of commercial time are provided the affiliate station airing the show. Both we and the America 1 Network can sell the commercial time to sponsors and we coordinate bookings to avoid conflicts. We have not received any revenues from American 1 Network as of the date hereof.

We have been invited by America 1 Network to develop infomercials with them, whereby they produce the commercial and we ship our products to the consumer. They would take 35% of the net sale for their portion, we would get the balance or 65% of the sale.

For the PBS Network, we have signed a distribution agreement with Association for Community Television on behalf of PBS station KUHT of Houston, Texas. KUHT acts as the presenting station of our show and offers it to other PBS stations. We are responsible for certain costs of promotion to the other PBS stations such as press kits and station relations. Commercial time is not generally sold on PBS stations. Rather, we offer a special edition of "Jane Butel's Southwestern Kitchen" cookbook through a toll-free telephone number. We pay KUHT $3.00 for each book sold until it has received $10,000 and then $1.50 until it has received a total of $30,000. KUHT will also receive 5% of the per book price which it remits to American Public Television. We have sold 148 cookbooks to date through this program.Public television stations may show the series for three years from the first release.

Plans for the future

We have plans to introduce new products and services in an effort to leverage the "Jane Butel" brand name across a range of products and services related to the Southwestern lifestyle. Our ability to introduce the following products and services is dependent upon our securing additional working capital. We have no current agreements to obtain working capital for such projects. Even if we are successful in introducing one or more of the following projects into the marketplace, there can be no assurance that they will result in revenues or profits to us.

Jane Butel's Southwestern Cooking Club

Our proposed Cooking Club will offer kits on a subscription basis to be sent every other month. Kits will start with a Jane Butel Cooking Video and the ingredients to create the recipes in a video. For example, the Bowl O' Red video will be coupled with the hard-to-find chiles, comino and blue corn flour--enough to feed a party of 30 or to create several meals at home. We believe that this program can join other successful subscription-based clubs and kits which are currently available in such areas as gardening, wine, coffee and other food products.

Do-it-yourself kits are a growing business nationwide. Martha Stewart Omnimedia is known to be successful at selling millions of home decorating kits.


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


Jane Butel's Southwestern Cooking Club will explore other venues such as, children's cooking clubs, pet owner's clubs and clubs for other special interest groups.

Publishing Division

We plan to establish a publishing division to secure publishing contracts from major publishers, such as the Berkeley Publishing Group and Harmony, a division of Random House, both of which have published Jane's books and have requested more Jane Butel titles to publish. We are planning a series of cookbooks. Single subject books as well as specialty and "favorites" cookbooks are being developed from books and booklets Jane Butel has written but which are now out of print. The cookbooks will take advantage of Butel's easy-to-follow style and popularity. Six of Jane's cookbooks have sold over 100,000 copies, which confers "best-seller" status.The expanded visibility from the television show and increased publicity from the overall expansion of the business is projected to attract publishers and book buyers.

Pecos Valley Spice Co.

Pecos Valley Spice Co. founded in 1978 by Jane Butel offers pure, highest quality chiles, herbs, spices and hard-to-find ingredients and tools for Southwestern cooking. Products are offered for retail sale through "The Pantry" at the Cooking School and by mail order through the "Cookalog" and on the Internet. An exclusive distribution agreement has been developed between Jane Butel Corporation and Pecos Valley Spice for the production and marketing of Pecos Valley's products. Under such agreement, Jane Butel Corporation is the exclusive distributor for Pecos Valley Spice Company and purchases products at wholesale prices which we sell at the Pantry on the Internet and by catalog.

Consumer interest in Southwestern food products is strong and continues to grow as evidenced by The Internet Food Channel report in 1999 that states, "The continued national interest in bold, regional American flavors (such as Southwest, Cajun and Creole) by chefs, cookbook authors and consumers has helped the condiment and spicy-foods market to grow like wildfire in recent years." We believe Pecos Valley Spice Co. will benefit from this shift in American food habits. Pecos Valley plans a line of finished foods to include salsa and snack items. Kits, gift baskets and Southwestern seasoning mixes are also in development.

We operate three Internet websites. They are for the Jane Butel Southwestern Cooking School, Jane Butel's Southwestern Cooking Television show and Pecos Valley Spice Co. We plan to expand them to increase marketing and sales as well as develop more hyperlinks to related businesses.

Advertising and promotion

Our main method of promoting our products and services is through the continuing publicity generated by the cooking school, television show, and personal appearances of Jane Butel. Each person who has inquired about the school, the products or the show is maintained in a data base for continuous marketing, as well as the cross promotion of our various divisions, such as the offering of books, classes and spices in conjunction with our television show.


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


Competition

All of our current and proposed operations compete with numerous other similar enterprises, including other cooking schools, food-related television shows and cookbooks. We believe that we can successfully compete based on the interest in Southwestern cuisine and Jane Butel's energy in promoting awareness of Southwestern cuisine and our products and services.

Employees

We currently have five full-time employees and five part-time employees.

ITEM 2.  PROPERTIES

Our facilities are at the La Posada Hotel, our five year lease expired in July 2002 and we are currently occupying the premises on a month-to-month basis at a rental of $1,553.26 per month. We are seeking a larger facility for the school and television set, a laboratory for teaching techniques classes and for recipe and product development and space for all management to be housed in one centralized facility, but there can be no assurance that such larger facility will be available within our budget. If we lose our space at La Posada, we believe we could replace it in nearby facilities at comparable rental.

ITEM 3.  MANAGEMENTS DISCUSSION AND ANALYSIS

The following discussion of our results of operations and liquidity and capital resources should be read in conjunction with our Financial Statements and related notes thereto appearing elsewhere in this registration statement. This discussion relates to operations of Tex-Mex, Inc. which we acquired in September 2002. From January 1999 to September 2002 we owned U'i Hawai'i, Inc. which was seeking to develop a line of skin care products but was unable to progress beyond the development stage due to lack of working capital. We sold our interest in U'i Hawai'i, Inc. upon acquiring Tex-Mex, Inc.


Overview

We offer products and services promoting the cuisine and lifestyle of the Southwest, including the Jane Butel Cooking School in Albuquerque, New Mexico and Jane Butel's Southwestern Kitchen television show. We market Jane Butel's Southwestern cookbooks and videos and are the exclusive distributor of Pecos Valley spices.

Most of our revenue currently comes from the operation of our cooking school, including the tuition we charge and the sale of merchandise at the retail store operated in conjunction with our school.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS
ENDED SEPTEMBER 30, 2001


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


We had revenues of $50,819 during the three months ended September 30, 2002 compared to $103,300 for the three months ended September 30, 2001. We believe this decrease was due to the lack of a full time salesperson available to convert leads and inquiries concering our cooking school into paid tuitions during the 2002 quarter. Additionally, there was a general economic downturn resulting a decline in leisure travel in this period. This decline in revenue was accompanied by an increase in expenses in the 2002 quarter to $66,404 or 131% of revenue from the $48,258 representing 47% of revenue in the 2001 quarter. The major increase in expenses were wages for an administrative accountant and auditing fees.As a result we incurred a net loss of $10,286 compared to net income of $36,042 in 2001.

YEAR ENDED JUNE 30, 2002 COMPARED TO YEAR ENDED JUNE 30, 2001

      We had revenues of $408,383 during the year ended June 30, 2002 compared to $202,979 in 2001. This increase was primarily due to increased attendance at our school resulting in greater revenues from both tuition and retail sales. Expenses increased only $77,598 or 39.4% to 73% of revenues in the 2002 period compared to the 2001 period in which expenses were 109% of revenues, even though total revenues increased by 101%. This is expected for a school where additional students do not require a commensurate increase in expenses. Each additional student after break even generates a substantial profit. As a result we incurred net income of $92,381 for fiscal 2002 compared to a net loss of $12,621 2001.

LIQUIDITY AND CAPITAL RESOURCES

We have not had a consistent record of earnings and positive cash flow due to several factors, including the general reduction in travel after 9/11/01 and the investments we made in production of our videos, websites and television show.

We are seeking $200,000 to assure our ability to pay off the contractual obligations due in 2003. We are also seeking to raise $1,500,000 to $2,000,000 in equity capital to introduce additional products and services as discussed in "Business - Plans for the future". However, there can be no assurance that any new capital would be available to us or that adequate funds for our operations either whether from our revenues or from new investors, will be available when needed or on terms satisfactory to us. The failure to obtain adequate additional financing may require to curtail or scale back some or all of our current operations, and delay or eliminate our ability to introduce proposed new products and services. We may even be required to cease operations entirely in the event that if we do not generate sufficient funds from operations and investment to cover our short term capital needs, including contractual obligations of $152,000 due in less than one year. Any additional equity financing may involve substantial dilution to our current shareholders.

OBLIGATIONS AND COMMITMENTS

The following table reflects our contractual obligations and other commercial commitments as of December 31, 2002. This table does not include trade payables and other operating expenses not subject to written commitments such as salaries. Our rent , currently at the rate of $1,553 per month, is on a month-to-month basis.


                          Payments Due By Period
                          ___________________________________________________
                                       Less Than
                           Total        1 Year       1-3 Years     4-5 Years
    _________________________________________________________________________

    Short-Term Debt       $127,000     $127,000
    _________________________________________________________________________

    Long-Term Debt        $244,098                   $14,816.75    $14,816.75
    _________________________________________________________________________
    Other obligations     $ 24,500     $ 24,500
    _________________________________________________________________________

    Total Contractual
      Obligations         $396,000     $152,500      $14,816.75    $14,816.75
    _________________________________________________________________________


RELATED PARTY TRANSACTIONS

We have a ten year agreement to be exclusive distributor of food and other products produced by Pecos Valley Spice Co., which is owned by Jane Butel and others. We are not required to purchase any minimum amount of product from Pecos Valley and purchase only what we believe necessary to meet anticipated demand. We hold a promissory note from Pecos Valley in the amount of $12,894 which is due on demand or on June 30, 2003.

We owe Jane Butel $244,098 for money we borrowed from her. We issued a promissory not payable on July 1, 2007 with interest at 6.97%.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The SEC has recently issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosure and commentary on those accounting policies considered most critical. A critical accounting policy is one that is both very important to the portrayal of our financial condition and results, and requires management's most difficult, subjective or complex judgments. Typically, the circumstances that make these judgments difficult, subjective and/or complex have to do with the need to make estimates about the effect of matters that are inherently uncertain. We believe the accounting policies below represent our critical accounting policies as contemplated by FRR 60.

Allowances for refunds and product returns. We may grant our customers the right to return products which they do not find satisfactory. Upon sale, we evaluate the need to record a provision for product returns based on our historical experience, economic trends and changes in customer demand.

Allowances for doubtful accounts receivable. We maintain allowances for doubtful accounts to cover uncollectible accounts receivable, and we evaluate our accounts receivable to determine if they will ultimately be collected. This evaluation includes significant judgments and estimates, including an analysis of receivables aging and a customer-by-customer review for large accounts. If, for example, the financial condition of our customers deteriorates resulting in an impairment of their ability to pay, additional allowances may be required.

Provisions for inventory obsolescence. We may need to record a provision for estimated obsolescence and shrinkage of inventory. Our estimates would consider the cost of inventory, the estimated market value, the shelf life of the inventory and our historical experience. If there are changes to these estimates, provisions for inventory obsolescence may be necessary.

Value of long lived assets. We capitalize and amortize the costs incurred in developing our television show and cooking videos. We also carry other long lived assets on our balance sheet. We evaluate the carrying values of such assets and may be required to reduce the value in the event we determine if the value is impaired from the current carrying among.

Risk Factors

We have identified the following as the major risks facing our business.

      WE HAVE NO ARRANGEMENTS OR SOURCES OF ADDITIONAL CAPITAL AND MAY HAVE TO CURTAIL OUR OPERATIONS IF ADDITIONAL CAPITAL IS NEEDED BUT IS NOT AVAILABLE.


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


      Although we had net income in 2002 we lost money in 2001 and in the three months ended September 30, 2002. If we were to continue lose money due to reduced attendance at our cooking school or increased expenses we would require additional capital to maintain operations. There can be no assurance that we can obtain additional capital if this pattern continues. We may have to curtail our operations if we do not have sufficient funds to pay for the expenses of operating our business.

      DEPENDENCE ON THE SERVICES AND IMAGE OF JANE BUTEL

      Our operations are substantially reliant on the availability of the services and image of Jane Butel. In the event she were unable to continue to provide her services to us, we may not be able to continue our operations. We have no employment contract with Jane Butel and do not have a life insurance policy on her.

      WE ARE DEPENDENT ON THE LEISURE TRAVEL MARKET

      A number of our students attend our cooking school in conjunction with a vacation. If the leisure travel market were to be disrupted due to economic conditions or reluctance of people to travel due to hostilities or renewed terrorism, our revenues would be reduced.

Item 4.  Security Ownership Of Certain Beneficial Owners And  Management.

The following table sets forth, as of October 29, 2002, the beneficial ownership of our common stock by (i) the only persons who own of record or are known to own beneficially, more than 5% of our common stock; (ii) each of our directors and executive officers; and (iii) all directors and officers as a group.

                                                            Percent of
                              Number of                     Outstanding
Name                          Shares                        Common Stock
____                          _________                     ____________

Jane Butel                    13,512,450                          60%
125 Second St., NW
Albuquerque, NM 89102

Barbera Venture Capital(1)     3,260,870                        14.5%
1525 Fifth Street
Manhattan Beach, CA 90266

C. Rowland Hanson              2,608,695                        11.6%
1525 Fifth Street
Manhattan Beach, CA 90266


All directors and officers


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as a group (1 person)        13,512,450                          60%

      (1) The principal of Barbera Venture capital is Sal La Barbera.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following are our directors and executive officers:

      Name              Position
      ____              ________

      Jane Butel        President and director

Jane Butel, age 64, has been President, CEO and director of Tex-Mex, Inc. since June 1992. She has been president and director of Jane Butel Corporation since September 2002.

Our directors are elected yearly and hold office until the next annual meeting of shareholders and the election and qualification of their successors.

Our officers are elected annually by the board of directors and may be replaced or removed by the board at any time. Our directors are elected by our shareholders annually and serve until the election and qualification of their successors or their earlier resignation or removal.

Board of Director Committees

Our board has not yet established any committees.

ITEM 6. EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table sets forth the total compensation paid to the persons who served as our chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.

                                                                                           Long Term Compensation
                                                                         ___________________________________________________________
                                                                                     Awards                 Payouts
                                                                         ______________________________     _______
                                           Annual Compensation                            Securities
                                    _________________________________                     Underlying        LTIP        All Other
Name and                                                 Other Annual     Restricted      Options/SAR's     Payouts     Compensation
Principal Position         Year     Salary     Bonus     Compensation    Stock Awards     #                 ($)         (*)
____________________________________________________________________________________________________________________________________

Jane Butel , President     2001       -0-       -0-            -0-           -0-               -0-            -0-           -0-
Tex-Mex, Inc.              2000       -0-       -0-            -0-           -0-               -0-            -0-           -0-
                           1999       -0-       -0-            -0-           -0-               -0-            -0-           -0-




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


Director Compensation

No fees are paid for director services.

Executive Employment Agreements

We have no written employment agreements with our executive officer.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We purchase the cookbooks authored by Jane Butel from the various publishers of such books at standard author's discount prices. Jane Butel receives royalties from the publishers from the sales of such books to Jane Butel Corporation and other purchasers from the publishers.

Pecos Valley Spice Co. is owned by Jane Butel and other persons. Pecos Valley Spice Co. provides specialized ingredients and tops for Southwestern cooking which Jane Butel Corporation sells as exclusive distributor. We have signed an exclusive distribution agreement with Pecos Valley Spice Co. Such agreement has a term of 10 years from October 5, 2002. Under the terms of this agreement, we purchase products of Pecos Valley Spice Co. for specified prices. We also pay Pecos Valley Spice Co. 5% of the revenues we receive from sales of their products. Accordingly, Ms. Butel may benefit from her ownership in Pecos Valley Spice Co. which does business with Jane Butel Corporation as discussed above. In addition Jane Butel Corporation holds a promissory note from Pecos Valley Spice Co. in the amount of $12,894.00 which is payable on demand or on June 30, 2003 which occurs earlier. We do not charge Pecos Valley Spice Co.any interest on any such promissory note.

In September 2002 we issued 13,512,450 shares of our common stock to Jane Butel in exchange for all the issued and outstanding shares of Tex-Mex, Inc. Jane Butel's shares in Tex Mex, Inc. were received for services to the Corporation valued at $69,489.00 and 10 years work in lieu of salary.

We owe Jane Butel $244,098.00 for borrowed money. We issued a note to Jane Butel on June 22, 2002. The note is payable on July 1, 2007 with interest at 6.97%.

We believe that all transactions with Jane Butel, Pecos Valley Spice Co., and the publisher of Jane Butel's cookbooks were made on terms no less favorable to us than those available from unaffiliated parties.

ITEM 8.     DESCRIPTION OF SECURITIES.

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, $001 par value per share. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common stockare entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for payment of the rights of each class of outstanding preferred stock, if any, having preference over the Common stock in the event of liquidation. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common stock are fully paid and nonassessable.

Preferred Stock

The Company is authorized to issue 2,500,000 shares of preferred stock, $1.00 par value per share, in one or more classes with the relative rights, preferences and limitations of each class to be determined by the Board of Directors at the time of authorization of any such class of preferred stock. As of the date of this prospectus no shares of preferred stock have been issued. The ability of the board of directors to issued preferred stock could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of Jane Butel Corporation if shares of preferred stock were issued with rights which made it more difficult for an acquirer of our common stockto gain control of the board of directors. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.


                                   PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There is no public trading market for our common stock. Management's strategy is to seek to have the common stock trade on the over-the-counter market and quoted on the OTC Bulletin Board as soon as practicable. However, to date we have not solicited any broker/dealers to become market- makers of our common stock. There can be no assurance that an active trading market for the common stock will develop or be sustained.

The OTC Bulletin Board is scheduled to be replaced by the BBX, a proposed new stock trading marketplace, in the fourth quarter of 2003. The BBX will have qualitative listing standards which include the following:

     1. Public interest standard. Listing on the BBX is discretionary and may be denied even to issuers that meet the other listing standards.

     2. Public float and shareholder requirements. Issuers must demonstrate the existence of 100 round-lot shareholders and 200,000 shares in the public float.

     3. Corporate Government Standards. The BBX will require that the annual meeting of the shareholders be held within 12 months of the end of the first fiscal year after the Company becomes solicitated. It is also proposed that the quorum of at least 1/3 of all shareholders be adopted. The BBX will require that listed companies appoint at least one independent director. BBX listed companies will be required to have an audit committee of its board of diretors comprised entirely of independent directors and the issuer would be required to adopt an audit committee charter. The BBX will prohibit the disenfranchisement of the voting rights of existing shareholders. Auditors of BBX listed issuers must be subject to peer review consistent with the American Institute of Certified Public Accountants procedures. The BBX will require shareholder approval of transactions that involve the grant of stock options to officer and directors, large below market issuances of stock, acquisitions or changes of control. The BBX will require the issuer to distribute annual reports and make available quarterly reports upon request.

        Jane Butel Corporation does not currently meet all of the material listing requirements for the BBX. It does not currently have any independent directors or an audit committee. We anticipate applying for listing on the BBX as soon as that exchange announces that it has begun to accept applications. This will require that we elect at least one independent director and establish an audit committee. We anticipate doing this prior to filing for BBX exchange listing. Even if we meet all of the foregoing requirements for BBX listing, the BBX has the discretion to deny listing.

        The OTC Bulletin Board has indicated that issuers which do not transition to the BBX may continue to be quoted on the OTCBB for 6 months after the launch of the BBX. Once the OTCBB ceases operation market participants may choose to move their positions in those securities to another over-the-counter service, such as the "pink sheets".


THE PENNY STOCK RULES

      The Securities and Exchange Commission has adopted regulations which generally define a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our shares fall within the definition of a penny stock following the distribution, they will become subject to rules that impose additional sales practice requirements on broker- dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The penny stock rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of our shareholders to sell our shares in the secondary market.

There are no restrictions on the payment of dividends. However we have not paid any dividends and there is no present plan to do so.

As of October 29, 2002 there were approximately 82 holders of record of our common stock.

Shares Eligible For Future Sale

We have 22,520,750 shares of Common stock outstanding, all of which are deemed to be "restricted securities," as that term is defined under Rul3 144, in that such shares were issued and sold in private transactions not involving a public offering and, as such, may only be sold pursuant to an effective registration under the Securities Act, in compliance with the exemption procedures of Rul3 144 or pursuant to another exemption under the Securities Act.

     In general, under Rule 144 as currently in effect, a person, including an affiliate of the company (or persons whose shares are aggregated with an affiliate), who has owned restricted shares of common stock beneficially for at least one year is entitled to sell in an unsolicated brokerage transaction or to a market maker, within any three- month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, the average weekly trading volume during the four calendar weeks preceding the sale, provided there is available current public information about the issuer and the seller give notice of such proposed sale on SEC Form 144. A person who has not been an affiliate of the company for at least three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations concerning manner of sale, volume, notice or availability of information.

     Shares acquired by promoters and/or affiliates in a blank check company are not available for resale transactions under Rule 144 and would need to be registered for resale. A blank check company is a company that is issuing penny stock and is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an undetermined company or companies or other entity in determining whether a company is a blank check company, uncertainty and lack or development of a proposed business plan may be commensurate in scope with the uncertainty and lack of development ordinarily associated with blank check companies.

     Based on the foregoing criteria, approximately 808,300 shares of our common stock are currently eligible for sale under Rule 144.



ITEM 2. LEGAL PROCEEDINGS.

We are not currently subject to any material pending or threatened litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The following securities were issued within the last three years without registration under the Securities Act of 1933.

In August 2002 we issued 700,000 shares of our common stock to 16 persons who were minority shareholders of shares of U'i Hawaii, Inc. When they purchased their shares in U'i Hawaii, Inc. in a private placement in January 1999 their shares were to convert to shares of Earth Labs, Inc. (now Jane Butel Corporation). The U'i Hawaii, Inc.shares were issued pursuant to an exemption from registration under the Securities Act of 1933 under Rule 504 of Regulation
D. The shareholders signed an investment letter acknowledging their shares were not registered and were offered the opportunity to meet with our officers and inspect the books and records. Such shares contain a restricted legend referring to the restrictions on sale or transfer and the transfer agent has been notified not to allow a transfer of the shares.

In September 2002 we issued 13,512,450 shares of our common stock to Jane Butel in exchange for all of the issued and outstanding shares of Tex-Mex, Inc. These shares were issued without registration under the Securities Act of 1933 pursuant to the exemption from registration under Section 4(2) of the Act. In connection with the issuance of these shares the shareholder was offered full access to our books, records and financial information and had the opportunity to discuss the investment with officers of the company. The shareholder acknowledged that the shares were being acquired for investment and not for distribution and that such shares would be issued without registration under the Securities Act of 1933. The shareholder further agreed that the shares being acquired would not be sold or transferred without being registered under the Securities Act of 1933 or pursuant to an exemption from such registration. The certificates for the shares contained a legend referring the restrictions on sale or transfer and the transfer agent has been notified not to allow a transfer of the shares.

ITEM 5.  INDEMNIFICATION.

Since we are incorporated in the State of Florida, the Florida Business Corporation Act governs the indemnification provisions of Jane Butel Corporation.

Subsection (1) of Section 607.0850 of the Florida Business Corporation Act ("BCA") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (2) of Section 607.0850 of the BCA empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought, or any other court of competent jurisdiction, shall determine that despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

BCA Section 607.0850 further provides that indemnification provided for by
Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in the capacities set forth above, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

Our Articles of Incorporation and By-laws provide that we will indemnify those persons entitled to be indemnified, to the fullest extent permitted by the BCA.

                            PART FINANCIAL STATEMENTS

CLYDE BAILEY, P.C.
________________________________________________________________________________
www.clydecpa.com                                     Certified Public Accountant
mailto:clyde@clydecpa.com                               10924 Vance Jackson #404
                                                        San Antonio, Texas 78230
                                                            (210)-699-1287 (ofc)
                                           (888)-699-1287 * (210)-691-2911 (fax)

                                                                         Member:
                                                     American Institute of CPA's
                                                          Texas Society of CPA's


                          INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
Jane Butel Corporation (formerly Tex Mex, Inc.)

We have audited the accompanying balance sheets of Jane Butel Corporation (formerly Tex-Mex, Inc.) as of June 30, 2002, and 2001, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                                     /s/ CLYDE BAILEY P.C.
                                                     _____________________
                                                         Clyde Bailey P.C.
October 10, 2002
San Antonio, Texas


                             Jane Butel Corporation
                             (formerly Tex Mex Inc.)
                                  Balance Sheet

                                                                   As of June 30
                                                               2002           2001
                                                             _________      _________
                                   A S S E T S


CURRENT ASSETS
  Cash                                                       $       -      $  17,755
  Inventory                                                     23,382         16,074
  Accounts Receivable net of allowance bad debt                  8,817         21,947
  Accounts Receivable - related party                           12,894              -
                                                             _________      _________
        Total Current Assets                                    45,093         55,776

FIXED ASSETS
  Equipment                                                    114,095        114,095
  Leasehold Improvements                                        97,159         97,159
  Accumulated Depreciation                                    (137,437)      (110,855)
                                                             _________      _________
        Total Fixed Assets                                      73,817        100,399

OTHER ASSETS
  Prepaid Expenses                                                   -          8,900
  Deferred Tax Benefit                                               -          6,502
  Television Film Costs                                        280,789        280,789
  Website                                                       68,409              -
  Videos and Website net of amortization                       118,000              -
                                                             _________      _________
        Total Other Assets                                     467,198        296,191
                                                             _________      _________
        Total Assets                                         $ 586,108      $ 452,366
                                                             =========      =========

                              L I A B I L I T I E S

CURRENT LIABILITIES
  Cash Overdraft                                                 2,690              -
  Accounts Payable                                              25,874         87,815
  Deferred Income Taxes                                          9,801              -
  Other Current Liabilities                                     40,594        109,364
  Notes Payable                                                130,000         30,171
  Accrued Settlements Payable                                   13,600         13,600
                                                             _________      _________
        Total Current Liabilities                              222,559        240,949

LONG-TERM LIABILITIES
  Notes Payable - Related Party                                244,098        245,837
                                                                     -              -
                                                             _________      _________
        Total Long-Term Liabilities                            244,098        245,837
                                                                     -
                                                             _________      _________
        Total Liabilities                                      466,658        486,786

  Commitments and Contingencies                                      -              -


                      S T O C K H O L D E R S ' E Q U I T Y



Common Stock                                                    22,020         22,421

   5,000,000 authorized shares, $.001 par value
   22,020,750 and 22,420,750 shares issued and outstanding

Additional Paid-in-Capital                                      47,469        (14,421)
Accumulated Deficit                                             49,961        (42,420)
                                                             _________      _________
       Total Stockholders'(Deficit)                            119,450        (34,420)
                                                             _________      _________
       Total Liabilities and Stockholders' Equity              586,108        452,366
                                                             =========      =========


 The accompanying notes are integral part of consolidated financial statements


                                       F-3




                             Jane Butel Corporation
                             (formerly Tex Mex Inc)
                             Statement of Operations


                                                              For the Year       For the Year
                                                             Ending June 30     Ending June 30
                                                                  2002               2001
                                                             ______________     ______________

REVENUES:
   Revenues                                                     $ 408,383          $ 202,979
                                                                _________          _________
      Total Revenues                                            $ 408,383          $ 202,979

EXPENSES:
   Cost of Sales                                                   85,161             48,532
   Paryoll Expenses                                                49,043             38,852
   Occupancy Costs                                                 21,697             24,360
   Professional Fees                                                4,204              5,207
   Interest Expense                                                31,836             11,102
   Depreciation and Amortization Expense                           36,393             24,180
   Operating Expenses                                              71,366             69,868
                                                                _________          _________
      Total Expenses                                              299,699            222,101

      Net Income (Loss) from Operations                         $ 108,684          $ (19,122)


PROVISION FOR INCOME TAXES:

   Income Tax Benefit/(Expense)                                   (16,303)             6,502
                                                                _________          _________

      Net Income (Loss)                                         $  92,381          $ (12,621)
                                                                =========          =========


Basic and Diluted Loss Per Common Share                              0.72              (0.13)
                                                                _________          _________

Weighted Average number of Common Shares                          129,167            100,000
   used in per share calculations
                                                                =========          =========


 The accompanying notes are integral part of consolidated finanical statements.


                                       F-4




                             Jane Butel Corporation
                             (formerly Tex Mex Inc)
                        Statement of Stockholders' Equity
                          As of June 30, 2002 and, 2001


                                                          $.001 par
                                                            value
                                                           Common       Paid-In       Deficit       Stockholders'
                                               Shares       Stock       Capital     Accumulated        Equity
                                               ______     _________     _______     ___________     _____________

Balance, June 30, 2000                          100,000    $   100       8,000       $(29,799)        $(21,699)

Net Income  (Loss)                                                                    (12,621)         (12,621)
                                             __________    _______      ______       ________         ________
Balance, June 30, 2001                          100,000        100       8,000        (42,420)         (34,320)
                                             __________    _______      ______       ________         ________


Effect of Recapitalization of Subsidiary     21,820,750     21,821     (21,821)             -               (0)

Issuance of Shares for Services                 100,000        100      61,389              -           61,389

Net Income  (Loss)                                                                     92,381           92,381
                                             __________    _______      ______       ________         ________
                                             22,020,750    $21,921      47,568       $ 49,961         $119,450
                                             ==========    =======      ======       ========         ========

RETROACTIVELY RESTATED


The accompanying notes are integral part of consolidated financial statements.

                                        F-5



                             Jane Butel Corporation
                            (formerly Tex Mex Inc.)
                             Statement of Cash Flows


                                                                 For the       For the
                                                               Year Ended    Year Ended
                                                                 June 30      June 30
                                                                   2002         2001
                                                                _________     _________

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net Income (Loss)                                             $  92,381     $ (12,621)

  Changes in operating assets and liabilities:
     Depreciation Expense                                          26,582        24,180
     Amortization Expense                                           9,811             -
     (Increase)/Decrease Account Receivable                        13,130       (10,952)
     (Increase)/Decrease Account Receivable Related Party         (12,894)
     Increase in Inventory                                         (7,308)       (7,025)
     (Increase)/Decrease Prepaid Expenses                           8,900
     Production of Videos & Website                              (136,469)            -
     Television Production Costs                                        -      (114,971)
     Increase/(Decrease) Accounts Payable                         (61,941)       42,207
     Increase/(Decrease) Deferred Taxes Payable                    16,303        (6,502)
     Increase in Other Current Liablities                         (68,770)       90,357
                                                                _________     _________
        Total Adjustments                                        (212,656)       17,294
                                                                _________     _________

Net Cash (Used in) Provided From  Operating Ac$ivities          $(120,275)    $   4,673


CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of Equipment                                                 -        (3,697)
                                                                _________     _________
Net Cash Used in Investing Activities                           $       -     $ ( 3,697)


CASH FLOWS FROM FINANCING ACTIVITIES:

  Note Payable                                                     99,829         2,160
  Settlements Payable                                                   -        13,600
                                                                _________     _________
Net Cash Provided for Financing Activities                      $  99,829     $  15,760
                                                                _________     _________

Net Increase (Decrease) in Cash                                 $ (20,445)    $  16,736

Cash Balance,  Begin Period                                        17,755     $   1,019
                                                                _________     _________
Cash Balance,  End Period                                       $  (2,690)    $  17,755
                                                                =========     =========


Supplemental Disclosures:
  Cash Paid for interest                                        $  17,190     $   5,047
  Cash Paid for income taxes                                    $       -     $       -


The accompanying notes are integral part of consolidated fianancial statements.


                                      F-6



                             Jane Butel Corporation
                             (formerly Tex Mex Inc.)
                          Notes to Financial Statements


NOTE 1- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Jane Butel Corporation ("the Company") (formerly Earth Labs Inc.) was incorporated under the laws of the State of Florida in April 1992 as Institute for Strategic Business Development, Inc. for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Florida. The company has a total of 52,500,000 authorized shares with a par value of $.001 per share and with 22,820,750 common shares issued and outstanding as of June 30, 2002. The Company has designation 2,500,000 as preferred stock and 50,000,000 as common stock. There are no preferred stock outstanding as of June 30, 2002. Both classes of stock have a par value of $.001. The fiscal year-end will be June 30.

BASIS OF PRESENTATION

On August 26, 2002, the Company entered into a Share Exchange Agreement with Tex-Mex Inc. (Tex-Mex), a New Mexico Corporation whereby the Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of the Company. After the agreement is completed she will own 60% of the Company. The exchange agreement will be accounted for a recapitalization of subsidiary for accounting purposes and the asset and liabilities being recorded at their net equity value. Although the Share Exchange Agreement did not occur until August 26, 2002, these financial statements have been retroactively restated to reflect the merger in the June 30, 2002 financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its sister company Jane Butel Corporation a New Mexico corporation (incorporation date: March 17, 2000). All significant inter-company transactions have been eliminated in consolidation.

TELEVISION SERIES PRODUCTION

The company incurred costs in the production and the development of a television series. These costs have been capitalized in accordance with Statement of Financial Accounting Standards No. 53 (SFAS 53). These capitalized costs are amortized using the individual film method forecast method whereby expense is recognized in proportion to the current years revenues based upon management's estimate of future revenues. Revenue and costs forecasts for television series are regularly reviewed by management and revised when warranted by changing market conditions. As of June 30, 2001 and 2002, amortization expenses have not been recorded since revenues have not been recognized for these periods. Accordingly, these costs will be amortized in related periods with revenues are generated in accordance with SFAS 53.

VIDEOS

The company has capitalized costs associated with the production of 12 cooking video's averaging 40 minutes in length and has amortized these costs over a ten year period ,since no revenues could be readily estimated from the use of such videos. The Company has evaluated the impairment of the carrying value of these assets and believes that the carrying value is still valid. There are no participation costs associated with these videos.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Statement requires that long-lived assets, liabilities and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets consist primarily of property and equipment and note receivable, and other assets. The recoverability of long-lived assets is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has indications of impairment, such as current operating losses, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the long-lived assets is reduced to its estimated fair value, less any costs associated with the final settlement. As of June 30, 2002, there was no impairment of the Company's long-lived assets.


ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when services and products have been completed and delivered and expenses when incurred on the related services and products.

The Company adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows. The Company believes that SAB 101 has been followed in the recognition of revenues.

Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The periods of depreciation for each major class of depreciable assets are as follows:

                  Equipment                 5 Years
                  Leasehold Improvements    7 Years

Inventory is valued at cost and charged to expense as sales are made at a unit cost per item.

BARTER TRANSACTIONS

The company has recorded the acquisition of certain asset sin accordance with APB 29, as interpreted by EITF 93.11. APB 29 requires the reporting of liabilities if such assets have been received prior to the date that commercials or credits have been aired. As of June 30, 2002, no liabilities has been recorded.

EARNINGS PER COMMON SHARE

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation. The Company does not have any dilutive securities as of June 30, 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 established accounting and reporting standards for business combinations and eliminates the pooling-of-interests method of accounting for combinations for those combinations initiated after July 1, 2001. SFAS No, 141 also includes new criteria to recognize intangible assets separately from goodwill. SFAS No. 142 establishes the accounting and reporting standards from goodwill and intangible lives. Goodwill and intangibles with indefinite lives will no longer be amortized, but, alternatively will be reviewed periodically for indicators of impairment. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company does not anticipate that the adoption of SFAS No. 141 and SFAS No. 142 will have a significant effect on its results of operations or financial position.

NOTE 2  -  COMMON STOCK

When the Company was originally incorporated, the Company issued 100,000 shares were issued to Jane Butel. The shares were record at $8,000 for services rendered to the Company.

In March of 2002, the Company issued another 100,000 shares to Jane Butel that was recorded at $61,489 for services or bonus rendered to the Company in lieu of salary. The $61,489 is recorded as consulting fees for the services rendered.

The common stock is record with a no par value.

NOTE 3  -  NOTE PAYABLE - RELATED PARTIES

The Company entered into a promissory note payable with Jane Butel, individually, on June 28, 2002 in the amount of $244,098. The note is for funds loaned to the Company by the principal shareholder, Jane Butel. The note matures on July 1, 2007 with accrued interest at the rate of 6.97% in the amount of $8,201 as of June 30, 2002.

NOTE 4 - NOTES PAYABLE

The company executed a note payable on February 9, 2001 for one hundred thousand dollars ($100,000) payable to James and Lila Dickey at six percent (6%) per annum. Interest on the note is due in monthly installments and the principal matures on Februrary 10, 2003. The note is secured by receivables from the direct sale of cookbooks, from the TV Series, JANE BUTEL'S SOUTHWESTERN KITCHEN.

On November 28, 2001 the company entered into a note for $27,000 payable to James Dickey. This note is a demand note. The company agreed to pay $5.00 per cookbook of the JANE BUTEL'S SOUTHWESTERN KITCHEN until the full amount has been paid.

As of June 30, 2002, the company is also indebted to two unrelated individuals for $1,000 and $2,000 respectively.

NOTE 5  -  RELATED PARTIES

There exist related party relationships with Jane Butel in the form of a Note Payable in the amount of $244,098 and principal stockholder and officer.

Also, there exists a related party relationship with Pecos Valley Spice Company in the form of a Note Receivable and sale of spice products to the Company's customers.

NOTE 6  -  NOTE RECEIVABLE - RELATED PARTY

The Company entered into a promissory note receivable with Pecos Valley Spice Company in the amount of $ 12,894. The note is a demand notes and matures on June 30, 2003.

NOTE 7  -  LEASE

The Company entered into a lease agreement with the LaPosada Hotel in Albuquerque, New Mexico for 2,190 square feet office and cooking school space. The lease was originally signed in June 1997 and covered the term from July 1, 1997 to June 30, 2002 at the rate of $1,500 per month. Since the lease has expired, the Company is currently extended the lease on a month to month basis.

NOTE 8 - INCOME TAXES

Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

NOTE 9 - COMMITMENT AND CONTINGENCIES

The Company reached a settlement agreement with Peppercreek Farms Inc. in a court case in Oklahoma City, Oklahoma. The settlement agreement calls for a payment of $13,600 to be paid by January 5, 2003. The Company has not recognized any other commitments or contingencies at this time.

NOTE 10 - WEBSITE

Costs are capitalized when it is probable that the website will be completed and will be used to perform the function intended. When it is probable that upgrades and enhancements will result in additional functionality such costs are capitalized. Websites will be considered to be impaired when it no longer provides substantial service potential, or significant changes occur in the extent or manner in which the website is used. Impairment write off will be recognized in the period when impairment is deemed by management to have occurred.

The Company is actively pursuing web-site development. The Company has adopted "Financial Accounting Standards Board Emerging Task Force Consensus 00-2 (FASB EITF 00-2): Accounting for Website Development Costs." The adoption of this procedure relates to the accounting for costs of internal software, requires that costs of developing web applications and infrastructure, as well as cost of graphic development, be capitalized, rather than the historical common practice of same period expense. Costs of website planning and operation continue to be expensed as normal.

NOTE 11 - SUBSEQUENT EVENTS

On August 15, 2002, the Company entered into a Share Exchange Agreement with Jane Butel Corporation ("Jane Butel"), formerly Earth Labs Inc., a Florida Corporation whereby the Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of Jane Butel. After the agreement is completed she will own 60% of Jane Butel. The exchange agreement will be accounted for a recapitalization of subsidiary for accounting purposes.

There are no subsequent events that warrant disclosure in these financial statements.



                             Jane Butel Corporation
                           (formerly Earth Labs Inc.)
                                  Balance Sheet
                                   (Unaudited)


                                                          September 30        June 30
                                                              2002              2002
                                                          ____________       _________

                                   A S S E T S

Current Assets
    Cash                                                    $  20,371        $       -
    Inventory                                                  24,143           23,382
    Accounts Receivable net of allowance for bad debt          21,696            8,817
    Accounts Receivable - related party                        13,194           12,894
                                                            _________        _________
          Total Current Assets                                 79,404           45,093

Fixed Assets
    Equipment                                                 114,095          114,095
    Leasehold Improvements                                     97,159           97,159
    Accumulated Depreciation                                 (144,082)        (137,437)
                                                            _________        _________
          Total Fixes Assets                                   67,172           73,817

Other Assets
    Television Film Costs                                     280,789          280,789
    Videos and Website net of amortization                    183,956          186,409
                                                            _________        _________
          Total Other Assets                                  464,745          467,198
                                                            _________        _________
          Total Assets                                      $ 611,322        $ 586,108
                                                            =========        =========

                              L I A B I L I T I E S

Current Liabilities
    Cash Overdraft                                                  -            2,690
    Accounts Payable                                           42,349           25,874
    Deferred Income Taxes                                       4,502            9,801
    Other Current Liabilities                                  22,762           40,594
    Notes Payable                                              60,500           30,000
    Accrued Settlements Payable                                13,600           13,600
                                                            _________        _________
          Total Current Liabilities                           143,713          122,559

Long-Term Liabilities
    Notes Payable - Related Party                             257,744          244,098
    Notes Payable                                             100,000          100,000
                                                            _________        _________
          Total Long-Term Liabilities                         357,744          344,098
                                                                    -
                                                            _________        _________
          Total Liabilities                                   501,457          466,658

    Commitments and Contingencies                                   -                -

                      S T O C K H O L D E R S ' E Q U I T Y

Preferred Stock
    2,500,000 authorized stock, $.001 par value                     -                -
    no shares outstanding
Common Stock                                                   22,520            8,308

Additional Paid-in-Capital                                     47,669           61,181
Accumulated Surplus                                            39,675           49,961
                                                            _________        _________
          Total Stockholders' Equity (Deficit)                109,864          119,450
                                                            _________        _________
          Total Liabilities and Stockholders' Equity          611,322          586,108
                                                            =========        =========

The accompanying notes are integral part of the consolidated financial statements.


                                      F-12






                             Jane Butel Corporation
                           (formerly Earth Labs Inc.)
                             Statement of Operations
                                   (Unaudited)


                                                            For the           For the
                                                          Three Months      Three Months
                                                        Ending September  Ending September
                                                              2002              2001
                                                        ________________  ________________

Revenues:
     Revenues                                               $  50,819        $ 103,300
                                                            _________        _________
          Total Revenues                                    $  50,819        $ 103,300

Expenses:
     Cost of Sales                                             15,338           14,065
     Paryoll Expenses                                          14,361            7,252
     Occupancy Costs                                            4,660            4,500
     Professional Fees                                          5,829              328
     Interest Expense                                           6,242              873
     Depreciation and Amortization Expense                      9,099            9,045
     Operating Expenses                                        10,875           12,195
                                                            _________        _________
          Total Expenses                                       66,404           48,258

          Net Income (Loss) from Operations                 $ (15,585)       $  55,042

                                                                    -
Provision for Income Taxes:

     Income Tax Benefit/(Expense)                               5,299          (18,714)
                                                            _________        _________
          Net Income (Loss)                                 $ (10,286)       $  36,327
                                                            =========        =========

Basic and Diluted Loss Per Common Share                         (0.08)            0.36
                                                            _________        _________
Weighted Average number of Common Shares                      129,167          100,000
     used in per share calculations                         =========        =========


The accompanying notes are integral part of the consolidated financial statements.


                                      F-13





                             Jane Butel Corporation
                           (formerly Earth Labs Inc.)
                        Statement of Stockholders' Equity
                            As of September 30, 2002
                                   (Unaudited)



                                              Common       Preferred      $0.001       Paid-In     Accumulated     Stockholders'
                                              Shares         Stock       Par Value     Capital       Surplus          Equity
                                            __________     _________     _________     _______     ___________     _____________

Balance, June 30, 2002                       8,308,300             -         8,308       7,956      (16,264)        $       -

Stock Issued to D'Hawaii shareholders          700,000                         700                                        700

Effect of Recapitalization of Subsidiary
August 15, 2002                             13,512,450                      13,512      39,713       66,225           119,450

Net Income  (Loss)                                                                                  (10,286)          (10,286)
                                            __________     _________     _________     _______     ___________     _____________
Balance, September 30, 2002                 22,520,750             -     $  22,520      47,669       39,675           109,864
                                            ==========     =========     =========     =======     ===========     =============


 The accompanying notes are integral part of consolidated financial statements.


                                       F-14




                             Jane Butel Corporation
                           (formerly Earth Labs Inc.)
                             Statement of Cash Flows
                                   (Unaudited)


                                                                     For the                For the
                                                                Three Months Ended     Three Months Ended
                                                                   September 30           September 30
                                                                       2002                   2001
                                                                __________________     __________________

Cash Flows from Operating Activities:

     Net Income (Loss)                                               $ (10,286)           $ 36,327

     Changes in operating assets and liabilities:
            Depreciation Expense                                         6,445               6,045
            Amortization Expense                                         2,453                   -
            Common Stock Issued for Services                               700                   -
            (Increase)/Decrease Account Receivable                      (2,879)             (9,345)
            (Increase)/Decrease Account Receivable Related Party          (300)            (20,000)
            Increase in Inventory                                         (761)             (2,997)
            increase/(Decrease) Accounts Payable                        16,476             (12,756)
            increase/(Decrease) Deferred Taxes Payable                   9,803              18,714
            Increase/(Decrease)  in Other Current Liablities            (3,201)              1,604
                                                                     _________            ________
            Total Adjustments                                           28,736             (18,735)
                                                                     _________            ________
Net Cash (Used in) Provided From  Operating Activities               $  18,450            $ 17,592


Cash Flows from Investing Activities:

     Decrease Related Party Notes Receivable                            (4,448)                  -
                                                                             -                   -
                                                                     _________            ________
Net Cash Used in Investing Activities                                $  (4,448)           $      -


Cash Flows from Financing Activities:

     Note Payable                                                       30,500              (2,897)
     Settlements Payable                                                     -                   -
                                                                     _________            ________
Net Cash Provided for Financing Activities                           $  30,500            $ (2,897)
                                                                     _________            ________

Net Increase (Decrease) in Cash                                      $  44,502            $ 14,695

Cash Balance,  Begin Period                                             (2,690)           $ 17,755
                                                                     _________            ________
Cash Balance,  End Period                                            $  20,371            $ 32,450
                                                                     =========            ========

                                                                     $  23,061              23,061
Supplemental Disclosures:
     Cash Paid for interest                                          $   6,242            $    873
     Cash Paid for income taxes                                      $       -            $      -
     Common Stock Issued for Services                                $     700            $      -



 The accompanying notes are integral part of consolidated financial statements.


                                       F-15



                             Jane Butel Corporation
                          Notes to Financial Statements


NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Jane Butel Corporation ("the Company") (formerly Earth Labs Inc.) was incorporated under the laws of the State of Florida in April 1992 as Institute for Strategic Business Development, Inc. for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Florida. The company has a total of 52,500,000 authorized shares with a par value of $.001 per share and with 23,520,750 common shares issued and outstanding as of September 30, 2002. The Company has designation 2,500,000 as preferred stock and 50,000,000 as common stock. There are no preferred stock outstanding as of September 30, 2002. Both classes of stock have a par value of $.001. The fiscal year-end will be June 30.

In the opinion of management, the accompanying consolidated unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2002, and the results of their operations for the three months ended September 30, 2002 and 2001, and their cash flows for the three months ended September 30, 2002.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tex-Mex Inc. a New Mexico corporation (incorporation date: July 3, 1992). All significant inter-company transactions have been eliminated in consolidation.

TELEVISION SERIES PRODUCTION

The company incurred costs in the production and the development of a television series. These costs have been capitalized in accordance with Statement of Financial Accounting Standards No. 53 (SFAS 53). These capitalized costs are amortized using the individual film method forecast method whereby expense is recognized in proportion to the current years revenues based upon management's estimate of future revenues. Revenue and costs forecasts for television series are regularly reviewed by management and revised when warranted by changing market conditions. Amortization expenses have not been recorded since revenues have not been recognized for these periods. Accordingly, these costs will be amortized in related periods with revenues are generated in accordance with SFAS 53.

VIDEOS

The company has capitalized costs associated with the production of 12 cooking video's averaging 40 minutes in length and has amortized these costs over a ten year period ,since no revenues could be readily estimated from the use of such videos.

FEDERAL INCOME TAX

The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

USE OF ESTIMATES

NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON'T.)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. The contracts that the Company receives are negotiated under a fixed contract and is usually is a short-term contract ranging from thirty to sixty days. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

The Company has adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows. The Company believes that SAB 101 has been followed in the recognition of revenues.

EARNINGS PER COMMON SHARE

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.


NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON'T.)

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 established accounting and reporting standards for business combinations and eliminates the pooling-of-interests method of accounting for combinations for those combinations initiated after July 1, 2001. SFAS No, 141 also includes new criteria to recognize intangible assets separately from goodwill. SFAS No. 142 establishes the accounting and reporting standards from goodwill and intangible lives. Goodwill and intangibles with indefinite lives will no longer be amortized, but, alternatively will be reviewed periodically for indicators of impairment. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company does not anticipate that the adoption of SFAS No. 141 and SFAS No. 142 will have a significant effect on its results of operations or financial position.

NOTE 2 - ACQUISITIONS

On August 26, 2002, the Company entered into a Share Exchange Agreement with Tex-Mex Inc. (Tex-Mex), a New Mexico Corporation whereby the Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of the Company. After the agreement is completed she will own 60% of the Company. The exchange agreement will be accounted for a recapitalization of subsidiary for accounting purposes and the asset and liabilities being recorded at their net equity value per the adoption of SFAS 141 and 142.

PRO FORMA SUMMARY DATA

The following proforma summary data for the twelve months June 30, 2002 and 2001 presents the consolidated results of operations as if the acquisition of Tex-Mex made on August 26, 2002 had occurred on July 1, 2001 and 2000. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as July 1, 2001 or 2000 or if results that may occur in the future.


                                               Year Ended June 30,
                                                2002         2001
                                              _____________________

           Proforma Revenue                   $408,383     $202,979
           Proforma Net Income                  92,381      (12,621)

           Proforma net income per share           Nil       Nil


NOTE 3  -  COMMON STOCK

The company has a total of 52,500,000 authorized shares with a par value of $.001 per share and with 23,520,750 shares issued and outstanding as of September 30, 2002. The Company has designation 2,500,000 as preferred stock and 50,000,000 as common stock. Both classes of stock have a par value of $.001.

In August of 2002, the Company issued 700,000 shares to various individuals prior to the share exchange agreement. The common shares was valued at $.001 because the Company was inactive and not trading.

On August 26, 2002, the Company entered into a Share Exchange Agreement with Tex-Mex Inc. (Tex-Mex), a New Mexico Corporation whereby the Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of the Company. After the agreement is completed she will own 60% of the Company. The shares were record as the equity valued of the assets received in the Company being $119,450.

NOTE 4  -  NOTE PAYABLE - RELATED PARTIES

The Company entered into a promissory note payable with Jane Butel, individually, on September 30, 2002 in the amount of $257,744. The note matures on July 1, 2007 with accrued interest at the rate of 6.97% in the amount of $12,201 as of September 30, 2002.

NOTE 5 - NOTES PAYABLE

The company executed a note payable on February 9, 2001 for one hundred thousand dollars ($100,000) payable to James and Lila Dickey at six percent (6%) per annum. Interest on the note is due in monthly installments and the principal matures on Februrary 10, 2003. The note is secured by receivables from the direct sale of cookbooks, from the TV Series, JANE BUTEL'S SOUTHWESTERN KITCHEN.

On November 28, 2001 the company entered into a note for $27,000 payable to James Dickey. This note is a demand note. The company agreed to pay $5.00 per cookbook of the JANE BUTEL'S SOUTHWESTERN KITCHEN until the full amount has been paid.

The Company entered in a note with Janet E Freeman Trust in August 2002 in the amount of $25,000. The note carries interest at the rate of 10% and matures in February 2003.

As of September 30, 2002, the company is also indebted to two unrelated individuals for $1,000 and $2,000 respectively.

NOTE 6  -  RELATED PARTIES

There exist related party relationships with Jane Butel in the form of a Note Payable in the amount of $257,744 and principal stockholder and officer.

Also, there exists a related party relationship with Pecos Valley Spice Company in the form of a Note Receivable and sale of spice products to the Company's customers.

NOTE 7  -  LEASE

The Company's subsidiary Tex-Mex entered into a lease agreement with the LaPosada Hotel in Albuquerque, New Mexico for 2,190 square feet office and cooking school space. The lease was originally signed in June 1997 and covered the term from July 1, 1997 to June 30, 2002 at the rate of $1,500 per month. Since the lease has expired, the Company is currently extended the lease on a month to month basis.

NOTE 8 - COMMITMENT AND CONTINGENCIES

The Company's subsidiary Tex-Mex reached a settlement agreement with Peppercreek Farms Inc. in a court case in Oklahoma City, Oklahoma. The settlement agreement calls for a payment of $13,600 to be paid by January 5, 2003. The Company has not recognized any other commitments or contingencies at this time.

NOTE 9  -  SUBSEQUENT EVENTS

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit No.        Description

     3.1           Amended and Restated Articles of Incorporation of registrant.

     3.2           By-laws of registrant

    10.1 Share exchange agreement between Jane Butel and Earth Labs, Inc.

    10.2 Indemnification Agreement between Earth Labs, Inc. and certain shareholders.

    10.3           Distribution Agreement with Pecos Valley Spice Co.

                                   SIGNATURES


In accordance with Section 12, of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                             JANE BUTEL CORPORATION



January 29, 2003           /s/ JANE BUTEL
                           _______________________________________
                               Jane Butel
                               President, Chief Executive
                               Officer and Chief Financial Officer

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